EXHIBIT 12.1

FOSTER WHEELER LTD.

STATEMENT OF COMPUTATION OF CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars)

	For the Year Ended
	December 29,	December 30,	December 31,	December 26,	December 27,
	2006	2005	2004	2003	2002

Earnings/(Loss):
Net income/(loss) prior to cumulative effect of a change in accounting principle	$261,984	$(109,749)	$(285,294)	$(157,063)	$(374,719)
Provision for income taxes	81,709	39,568	53,122	47,426 (1)	14,657 (1)
Total fixed charges	37,489	61,485	105,971	107,163	96,884
Capitalized interest	—	—	—	(307)	(1,368)
Capitalized interest amortized	2,286	2,286	2,286	2,286	2,274
Equity earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(7,837)	(9,303)	(16,389)	(12,457)	(6,112)

	$375,631	$(15,713)	$(140,304)	$(12,952)	$(268,384)

Fixed Charges:
Interest expense	$24,944	$50,618	$94,622	$95,484	$83,028
Capitalized interest	—	—	—	307	1,368
Imputed interest on non-capitalized lease payment	12,545	10,867	11,349	11,372	12,488

	$37,489	$61,485	$105,971	$107,163	$96,884

Ratio of Earnings to Fixed Charges	10.02	— (2)	— (2)	— (2)	— (2)

(1)	Includes increases in the tax valuation allowance of $58,000 in 2003 and $175,600 in 2002.

(2)	Earnings are inadequate to cover fixed charges. The coverage deficiencies are $77,198 in 2005, $246,275 in 2004, $120,115 in 2003 and $365,268 in 2002.

Note:  The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would be the same as the consolidated ratio of earnings to fixed charges as presented above for the periods indicated.